

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2020

Steven E. Shelton
President and Chief Executive Officer
California BanCorp
1300 Clay Street
Suite 500
Oakland, California 94612

> **Re: California BanCorp**
> **Form 10**
> **Filed March 4, 2020**
> **File No. 001-39242**

Dear Mr. Shelton:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance